UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20!

ANNUAL AUDITED RE
FORM X-17A-5
PART III

17005631

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SEC FILE NUMBER
8-68631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
15 REGISTRATIONS BRANCH

NAME OF BROKER DEALER:
Morgan Creek Capital Distributors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 28th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Forstl 212-692-8660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Citrin Cooperman & Company, LLP
(Name — if individual, state last, first, middle name)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Forstl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Creek Capital Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

DERRICK LEON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LE6316367
Qualified in New York County
My Commission Expires 12/15/2018

Notary Public

Signature

Senior Managing Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A Copy of the Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

Morgan Creek Capital Distributors, LLC

Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Morgan Creek Capital Distributors, LLC as of December 31, 2016. This financial statement is the responsibility of Morgan Creek Capital Distributors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morgan Creek Capital Distributors, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2017

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Financial Statement

Morgan Creek Capital Distributors, LLC

Statement of Financial Condition

December 31,		2016
Assets		
Cash	$	375,118
Accounts receivable		52,868
Due from related party		230,283
Prepaid and other assets		41,224
Investments in general partner interests		5,392
Total Assets	$	704,885
Liabilities and Members' Equity		
Liabilities		
Accrued commissions payable	$	238,659
Accrued compensation and benefits		42,781
Accounts payable and accrued expenses		48,276
Due to related party		18,092
Total Liabilities		347,808
Commitments (Note 4)		
Members' Equity		357,077
Total Liabilities and Members' Equity	$	704,885

The accompanying notes are an integral part of this financial statement.

1. Summary of Business Activities and Significant Accounting Policies

Morgan Creek Capital Distributors, LLC (the "Company") is a limited liability company formed in the State of Delaware. The Company is a registered broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company was formed on February 12, 2010 and commenced operations as a registered broker-dealer upon receipt of its membership agreement with FINRA on February 8, 2011. The Company was previously called Town Hall Capital, LLC from its inception until October 2015.

Morgan Creek Capital Management, LLC ("Morgan Creek") is the majority owner of the Company. Prior to September 30, 2015, Town Hall Holdings, LLC, a majority owned subsidiary of Morgan Creek, owned the Company. The Company serves as the distributor for a Morgan Creek-sponsored closed-end registered investment company. It also serves as a placement agent raising capital primarily from investors in other Morgan Creek-sponsored funds, including private equity funds and private equity fund of funds (collectively, "Private Equity Funds"), and hedge funds and hedge fund of funds (collectively "Hedge Funds") and registered funds.

Basis of Presentation

The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of a financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and disclosures made in the accompanying notes. Actual results could differ from those estimates and those differences could be material.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued a new accounting standard, Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The standard provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. Its core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued Accounting Standards Update ("ASU") 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which defers the effective date of ASC 606 by one year. With this deferral, ASC 606 is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, for nonpublic entities. Earlier application is permitted for nonpublic entities; however, adoption can be no earlier than periods beginning after December 15, 2017. The Company is currently evaluating this new update and the impact of adopting this new standard.

In February 2016, the FASB issued a new accounting standard, ASU 2016-02, *Leases (Topic 842)*. ASU 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition

a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of adopting this new standard.

Cash

Cash represents balances held in demand accounts at financial institutions and, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company maintains bank accounts at financial institutions; although these financial institutions may have credit risk, the Company has not experienced any losses to date.

Compensated Absences

Employee vacation is accrued when it is earned by employees. No provision is recorded at year end as vacation is earned on a calendar year basis and no carry over provision for any unused vacation exists.

Accounts Receivable

Accounts receivable are comprised of receivables for placement fees and distribution fees, retainers, and expense reimbursements. Certain placement fees are paid over multiple years and are discounted to reflect net present value. The Company evaluates collectibility of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. As of December 31, 2016, the Company did not deem an allowance for uncollectible accounts to be necessary.

Fair Value Measurements

The Company applies fair value accounting for its financial assets and liabilities in accordance with U.S. GAAP. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements and assumptions that market participants would use in pricing the asset or liability.

Certain financial instruments, which are not carried at fair value, are carried at amounts that approximate fair value due to their nature and generally negligible credit risk.

The Company accounts for certain investments in general partner interests in which it lacks significant influence using the cost method of accounting (see Note 4).

Revenue Recognition

Placement and distribution fees are recognized as earned upon acceptance of capital or capital commitments by Private Equity Funds or when they become receivable from the underlying manager for Hedge Funds and registered funds. These fees include one-time sales commissions based on the initial dollar value of shares sold in certain Morgan Creek funds, which are recorded as revenue at the time of sale. These fees also include ongoing sales commissions based on the dollar value of shares sold and retained in certain Morgan Creek funds. The Company may also receive non-refundable retainers upon execution of agreements with managers of Private Equity Funds, Hedge Funds or registered funds to provide fund-raising services. These retainers are recorded as revenue when earned.

Significant Customers

The Company derives almost all its revenues from three clients and there is a concentration of receivables at December 31, 2016 associated with these clients, making up 97.2% of the receivable balance as of December 31, 2016.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. As such, the members are individually liable for reporting their share of the Company's net income or net loss.

In accordance with ASC 740, *Income Taxes*, management has analyzed the Company's tax positions taken with respect to all applicable income tax issues for all open tax years from 2013 to 2016 (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statement.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense. To date, the Company has not identified or recorded any unrecognized tax benefits.

2. Related Party Transactions

Morgan Creek made $146,353 of purchases on behalf of the Company during 2016. The Company has reimbursed Morgan Creek $149,325 for these purchases with an additional $8,534 currently included in "Due to related party" on the statement of financial condition.

As of December 31, 2016, the Company's due from related party consisted of $230,283 due from Morgan Creek, of which $219,309 is included in the table below.

The Company records fees that are receivable over a period of more than twelve months at amounts that are net of imputed interest. Interest has been imputed at rates ranging from 3.25% to 3.28% per annum.

The approximate future collections of such receivables, as of December 31, 2016, are summarized as follows:

Year Ending December 31,		
2017	$	84,000
2018		72,000
2019		60,000
2020		15,000
		231,000
Less discount		11,691
	$	219,309

The above fees receivable are paid to a registered representative once they are collected. The Company records the fees that are payable to the registered representative in the same manner with the same imputed interest rates.

Employee Benefit Plan

Morgan Creek sponsors a tax-qualified plan (the "Plan") for its personnel and the personnel of the Company. The Plan consists of a defined contribution profit sharing component and a deferred contribution. Contributions are made to the profit sharing component by the Company, subject to approval by the Company. The contribution amounts are not reduced by participant contributions, which are made through salary or bonus reductions. For the year ended December 31, 2016, $22,637 is included in "Accrued compensation and benefits" on the accompanying statement of financial condition.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, as the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had regulatory net capital of $283,314 and a required minimum regulatory net capital of $15,948.

4. Commitments

The Company has a commitment to contribute up to approximately $21,000 to the general partner of two venture capital funds that it marketed. The capital commitment relates to the Company's ownership interest in potential carried interest from these funds. The Company is a minority owner in the general partner with no operational or management responsibilities. Through December 31, 2016, $5,755 in capital has been called.

5. Subsequent Events

The Company has evaluated subsequent events for the year ended December 31, 2016 through the date the financial statement was available to be issued. No events or transactions have occurred or are pending that would have a material effect on the financial statement at that date or for the period then ended.

6. Continuing Operations

As more fully described in Note 1, the Company is a component of a larger enterprise. Morgan Creek Capital Management, LLC has committed to provide capital to support the Company's continuing operations and regulatory net capital through March 1, 2018, at a minimum.

Morgan Creek Capital Distributors, LLC

Review Procedures
Exemption Report

For the year ended December 31, 2016

Morgan Creek Capital Distributors, LLC

Review Procedures
Exemption Report
For the year ended December 31, 2016

Morgan Creek Capital Distributors, LLC

Contents

Exemption Report

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Morgan Creek Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report., in which (1) Morgan Creek Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morgan Creek Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (provision (2)(i)) (the "exemption provisions") and (2) Morgan Creek Capital Distributors, LLC stated that Morgan Creek Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Morgan Creek Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morgan Creek Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(provision (2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2017

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

EXEMPTION REPORT

Morgan Creek Capital Distributors, LLC ("MCCD") Assertions

We confirm, to the best of our knowledge and belief, that:

1. MCCD claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph (k)(2)(i) throughout the period from January 1, 2016 to December 31, 2016.

2. MCCD met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the period from January 1, 2016 to December 31, 2016 without exception.

Sign: Michael Forstl　　　　Date: 2/20/2017

Michael Forstl, Senior Managing Director
Morgan Creek Capital Distributors, LLC
100 Park Avenue, 28th Floor
New York, NY 10017
212-692-8660